FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 5, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓    Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Half-year report 2026 – Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Half-Year Report

2026

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “Note 2. Accounting policies and basis of presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“OCTG” refers to oil country tubular goods.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2026, has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2025 (including the financial statements contained therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”). Additionally, this half-year report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS. See note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by Forvis Mazars, Cabinet de révision agréé, the Company’s statutory auditor, in accordance with the lnternational Standard on Review Engagements 2410, "Review of lnterim Financial lnformation Performed by the lndependent Auditor of the Entity" issued by the lnternational Auditing and Assurance Standards Board.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Half-Year Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this half-year report. All references in this half-year report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

This version of the half-year report is the only authoritative version and is available on the Luxembourg Stock Exchange website: https://my.luxse.com/FIRST

Industry Data

Unless otherwise indicated, industry data and statistics (including historical information, estimates or forecasts) in this half-year report are contained in or derived from internal or industry sources believed by Tenaris to be reliable. Industry data and statistics are inherently predictive and are not necessarily reflective of actual industry conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Such data and statistics have not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning and subject to the “safe harbor” provisions of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Company Overview”, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy and to adapt it adequately to tariffs and other changes in laws and regulations and, over the longer term, the energy transition;

•	our ability to grow through acquisitions, joint ventures and other investments, or integrate newly acquired businesses or assets;

•	our ability to provide value added products and services and price such products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the competitive environment or level of consolidation in our business and our industry;

•	the impact of climate change legislation, including increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;

•	the physical risks resulting from climate change, including natural disasters, increased severity of extreme weather events, chronic climate changes and long-term shifts in weather patterns;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	the impact of the world’s economy on the energy sector in general, or our business and operations; and

•	general macroeconomic conditions, including renewed inflation or high inflation rates, inflation containment measures and foreign exchange measures, as well as, international conflicts, particularly the Middle East war, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Half-year report 2026 - Interim management report

TABLE OF CONTENTS

INTERIM MANAGEMENT REPORT	4
Company Overview	4
Principal Risks and Uncertainties	5
Outstanding Legal Proceedings	9
Business Overview	10
Other Significant Events of the Period	15
Related Party Transactions	18
MANAGEMENT CERTIFICATION	19
FINANCIAL INFORMATION	20
Consolidated Condensed Interim Financial Statements	20
EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES	52

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INTERIM MANAGEMENT REPORT

Company Overview

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil & gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa.

Although our operations are mainly focused on serving the oil & gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bioenergy) power plants, hydrogen storage and transportation, and carbon capture and storage ("CCS").

Through an integrated global network of R&D, manufacturing and service facilities, and a team of around 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability.

For more information on the Company, including its business strategy, competitive strengths, business segments, products, processes and facilities, main competitors, raw materials and energy, main investments and capital expenditure program, see our annual report for the year ended December 31, 2025. For a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Principal Risks and Uncertainties

We face certain risks, including risks associated with our business and the industry in which we operate. We are a global steel pipe manufacturer primarily focused on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products for the oil and gas industry has been historically volatile and depends primarily on the number of wells drilled, completed and reworked, and on well depth, length and drilling conditions. Exploration, development and production activity and the related capital spending by oil and gas companies, including national oil companies, depend primarily on current and expected oil and gas prices and are sensitive to expectations for economic growth and resulting oil and gas demand. Several factors, such as the supply and demand for oil and gas, the consolidation in the oil and gas industry, the development and availability of new drilling technology, as well as political and global economic conditions, and government regulations affect these prices. When oil and gas prices fall, producers generally reduce production and exploration spending and purchase fewer steel pipe products, which may impact our results of operations.

Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition. We have significant operations and sales in multiple countries, and our business is exposed to political, economic, social, regulatory and security developments that are unpredictable and may vary significantly from jurisdiction to jurisdiction. These developments and risks include trade restrictions, inflation, devaluation, exchange controls, changes (including retroactive) in tax regimes, price controls, delays or denials of governmental approvals, labor disruptions, energy shortages, civil unrest, criminal violence, armed conflicts, sanctions and other geopolitical events. The occurrence of any of these events could disrupt our manufacturing operations or supply chain, reduce demand for our products and services, and adversely affect our financial condition and results of operations.

In addition, armed conflicts and geopolitical tensions, particularly in the Middle East, and related sanctions, may disrupt global trade flows and sales to affected customers, increase energy and raw-material costs, affect supply availability, restrict transactions with certain counterparties, result in operational disruptions or asset impairments, and affect our delivery commitments, adversely affecting our results of operations and financial condition. In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG supply is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict. We maintain significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt our operations at these facilities, impair our ability to fulfill customer orders, increase the cost of transportation both through alternative ports or by land and/or additional insurance costs), result in potential order cancellations, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to our regional mills. The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia–Ukraine war. A sustained disruption to the Hormuz Strait could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for our products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain our sourcing alternatives and increase compliance costs.

Regulatory, investor, customer and social scrutiny of GHG emissions and climate-related impacts has increased globally. Governments and regulators in multiple jurisdictions have adopted, or are considering adopting, laws, regulations and policies aimed at reducing emissions, promoting the transition to a lower-carbon economy and expanding climate and sustainability-related disclosures. Government initiatives include carbon taxes or carbon-pricing systems (including the CBAM), “cap-and-trade” systems (like the ETS) and measures promoting renewable energy sources, or electric vehicles. These regulations are complex, evolving and, in some cases, inconsistent or conflicting across jurisdictions, increasing compliance burdens, costs and legal risks. Climate-related regulatory uncertainty, including changes to disclosure regimes and emissions-related requirements, may further increase compliance complexity and costs. In addition, governments may adopt more stringent or abrupt policy, legal, technological or market measures to meet climate objectives. We provide products and services to the oil and gas industry, which accounts for a significant portion of global GHG emissions. Existing and future climate-related legislation, carbon pricing mechanisms, emissions-reporting obligations, restrictions on fossil fuel development, government incentives for alternative energy sources and increasing competitiveness of renewable energy may reduce demand for oil and natural gas and, in turn, for our products and services. These developments may increase operating and compliance costs, require additional capital expenditures and adversely affect our market position. Shifts in stakeholder expectations regarding climate-related performance and disclosures, and our ability to meet evolving regulatory, investor, customer and employee demands, may adversely affect our reputation, access to capital and results of operations.

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Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, extreme wind, fires, flooding or coastal storm surges have resulted, and may in the future result, in the shutdown of our facilities, evacuation of our employees, and activity disruptions at our clients’ well-sites or in our supply chain. Chronic physical risks associated with climate change, including changes in precipitation patterns and increases in average temperatures and sea levels, may increase operating costs and capital expenditures resulting from facility damage, supply constraints, higher insurance costs or reduced availability of insurance, reduced production capacity, and asset impairments or early retirement. Occurrence of these risks could adversely affect our financial condition, results of operations and cash flows.

We are subject to extensive and evolving environmental, health and safety laws and regulations in the jurisdictions in which we operate, including those relating to hazardous materials, air emissions, water discharges, and waste management. Environmental requirements have become increasingly complex, stringent, and costly to implement, vary significantly across jurisdictions, and may place us at a competitive disadvantage relative to competitors operating in jurisdictions with less stringent standards. Compliance costs and the impact of future regulatory changes are often uncertain and may require significant capital expenditure or remediation costs. Certain environmental laws impose strict, joint and several liabilities for environmental damage, remediation, and threats to public health, regardless of fault or compliance at the time of the activity. As a result, we may be exposed to liabilities arising from environmental incidents, conditions, or activities caused by third parties or from historical operations. Environmental incidents or accidents, even if promptly addressed, could result in regulatory actions, remediation obligations, reputational harm and operational disruptions. In addition, trade-related environmental measures, such as carbon pricing and border adjustment mechanisms, including the CBAM, may increase compliance costs, administrative burdens and the cost of accessing certain markets. Our oil and gas casing, tubing, and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risk. Product defects or failures, including well failures, line pipe leaks, blowouts, bursts and fires, could result in personal injury, property damage, environmental pollution, production losses and related liabilities, adversely affecting our results of operations and financial condition.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive; key factors include price, quality, service and technology. Due to the global nature of our operations, we export and import products from several countries and, in many jurisdictions, supplement domestic production with imported products, including OCTG and other products imported into the United States from our facilities in other countries.

From time to time, governmental authorities or local producers in countries where we operate or sell our products initiate or request trade remedy proceedings, including antidumping, countervailing duty or safeguard investigations, or seek other import restrictions. These proceedings, and any resulting duties, deposits, penalties, quotas or other measures, may increase our costs, restrict our access to important markets, limit our growth opportunities or affect the competitiveness of our products. We can give no assurance as to the imposition, continuation, level or effectiveness of any such measures, or as to the outcome of any investigation, review or appeal.

For example, in 2026 a Tenaris subsidiary was subject to an antidumping proceeding in Canada concerning imports of OCTG, which resulted in the application of antidumping duties to certain OCTG imports into Canada. Although the application of those duties is not expected to have a material effect on the Company or its subsidiaries, similar proceedings in Canada or other jurisdictions could adversely affect our business depending on their scope, duration and outcome.

In addition, several jurisdictions of significance to our business have imposed or expanded local content requirements or other regulations limiting imports. If these restrictions are imposed, expanded or maintained, our competitive position could be negatively affected, which could in turn adversely affect our revenues, profitability and financial condition. For further information on U.S. antidumping duty proceedings, see note 18 “Contingencies, commitments and restrictions on the distribution of profits” to our unaudited Consolidated Condensed Interim Financial Statements.

Our sales may also be affected as a result of tariffs and other international trade regulations. We are subject to tariffs and trade and customs laws and regulations governing shipment of goods and services across international borders. In addition, the EU, the United States and other countries impose requirements, recordkeeping and reporting obligations and, in certain cases, economic sanctions, to control, restrict or prohibit the import and export of certain goods and services. Certain governments have also imposed economic sanctions against certain countries, persons or other entities, such as sanctions that restrict or prohibit international commercial transactions involving Iran, Russia, Syria and Venezuela, and their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. International trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For more information on U.S. tariffs on steel imports, please see note 19 “Tariffs on steel and other imports” to our unaudited consolidated financial statements included in this half-year report.

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Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely impact our operations, affect customer service levels or our reputation, or expose us to liability and, consequently, adversely affect our financial results. Low levels of capacity utilization or failure to attract or retain a qualified workforce could also affect our results of operations and financial conditions. In addition, the increasing adoption of artificial intelligence and automation technologies in our operations may require significant reskilling and redeployment of our workforce, heighten competition for AI-skilled talent, and give rise to labor relations challenges, including resistance to changes in job content and increased scrutiny in collective bargaining, any of which could adversely affect our productivity, costs and employee relations. Certain consequences of climate change may further complicate our workforce management and planning, adversely affecting our ability to attract and retain qualified personnel.

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition by reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, while pursuing strategic investment opportunities. Any component of this strategy could cost more than anticipated (including due to increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. Assessments of potential acquisitions, joint ventures, partnerships and capital investments necessarily rely on assumptions regarding timing, profitability, market conditions and customer behavior that may prove incorrect. Our past or future acquisitions, significant investments and alliances may not perform in line with expectations and could adversely affect our operations and profitability. Integration of acquired businesses can place new demands on our organization and personnel, disrupt ongoing activities and divert management attention. Moreover, we may acquire assets unrelated to our core business and may be unable to integrate them effectively or divest them on favorable terms. These transactions are also subject to scrutiny by governmental authorities, including antitrust and consumer protection authorities. The costs of complying with authorization or investigation procedures may be significant. Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. External factors -such as market volatility, shifts in customer capital spending, supply chain disruptions and the uncertain pace of the energy transition- could undermine anticipated benefits. Increased costs to decarbonize operations and develop new products, misallocated capital, or failure to realize anticipated synergies could harm our growth, competitive position, and profitability.

Our results of operations and financial condition could be adversely affected by movements in exchange rates. In addition, particularly as a consequence of deteriorating market conditions, we may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets. As a global company, our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For more information on foreign exchange rate risk and restrictions, and in particular for the current situation in Argentina, see note 20 “Foreign exchange control measures in Argentina” to our unaudited consolidated condensed interim financial statements included in this half-year report. In addition, a significant portion of our assets are subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to impairment tests.

We are subject to tax laws and regulations in multiple jurisdictions, and the integrated nature of our global operations may give rise to conflicting claims by tax authorities, including with respect to transfer pricing and the allocation of taxable profits among jurisdictions. Although many jurisdictions provide dispute resolution mechanisms under double taxation treaties, such processes may be lengthy, uncertain and may not fully eliminate double taxation. Tax authorities worldwide have increased scrutiny of multinational groups, and ongoing changes to international tax frameworks, including initiatives led by the OECD, the European Union and other jurisdictions, have increased complexity, compliance obligations and the risk of tax disputes. We are subject to global minimum taxation regimes, including Pillar Two rules, which may result in additional tax liabilities, increased compliance costs and greater exposure to interpretation differences among tax authorities. The implementation, coordination and interaction of these regimes across jurisdictions remain evolving and uncertain. Further changes in tax laws, regulations or their interpretation or enforcement, including those related to evolving international tax initiatives, could require adjustments to our organizational structure, increase the risk of audits and disputes, and result in additional taxes, penalties or interest. Any of these developments could adversely affect our profitability, financial condition and cash flows.

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We operate globally, including in jurisdictions with elevated corruption risks. Despite our commitment to conduct business ethically and in compliance with applicable anti-corruption laws, including the FCPA, the UK Bribery Act, and similar laws in other jurisdictions, we face the risk that our employees, agents, representatives, affiliates or other associated persons may engage in conduct that violates such laws. Many anti-corruption regimes impose strict liability on companies for the actions of third parties acting on their behalf, and we cannot assure that all past or future violations, including at acquired businesses, will be detected or prevented. Actual or alleged violations of anti-corruption laws could result in governmental investigations, significant management distraction, substantial fines, penalties or other sanctions, private litigation, increased compliance costs, and reputational damage, which could adversely affect our operations, revenues, profitability and financial condition.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could adversely affect our competitive advantage and financial results.

Cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems, and cyber threats are persistent, evolving, and often beyond our control. Despite significant investments in security, monitoring, and response, we experience cyber incidents in the normal course of business. The growing availability and use of artificial intelligence amplify adversarial capabilities and increases the likelihood, scale, and sophistication of attacks. There can be no assurance that our defenses will prevent or limit the effects of cyber incidents. We remain vulnerable to unauthorized access, loss, destruction, corruption, or misuse of data; compromise of credentials and identities; system and network outages; programming or employee errors; and dishonest or malicious behavior. Threats may also arise from third parties and the broader ecosystem, including suppliers, service providers, and customers, where we do not control the effectiveness of their safeguards. Supply chain complexity heightens the risk of propagation across Tenaris’s environment. If critical third parties are affected, or if our own safeguards are circumvented or breached, consequences could include disruption of operations and manufacturing, loss of access to critical systems and financial reporting, compromise of intellectual property and customer data, failure to meet customer requirements, reputational damage, regulatory investigations, fines and penalties (including for personal data protection and breach notification), safety and environmental impacts, and other financial losses. The dynamic threat landscape may also require continued increases in resources to enhance prevention, detection, response, and recovery capabilities. We do not currently maintain standalone cyber insurance, and existing property and general liability policies may not adequately cover cyber-related losses. Investigations and remediation following an incident can be prolonged, during which the full scope of harm may be unknown and certain issues may recur. Additionally, failure to timely monitor and address technology obsolescence could increase costs and operational risk. Regulatory developments, including restrictions on ransomware payments and related facilitation, may limit our options for responding to certain attacks.

As a holding company, our subsidiaries’ ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of such subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company is a holding company and conducts all its operations through subsidiaries. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition. The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. As of June 30, 2026, San Faustin beneficially owned 68.34% of the Company’s issued share capital, and 68.34% of the voting rights. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the Company’s controlling shareholder may not reflect the will or best interests of other shareholders.

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Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those situations, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

A summary description of Tenaris’s material outstanding legal proceedings as of June 30, 2026, is included in note 18 “Contingencies, commitments and restrictions on the distribution of profits“ to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Business Overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2025, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2026, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Oil and gas drilling activity has been increasing in the USA, Canada and Argentina. In addition, customers around the world are moving forward with investments in cost-competitive offshore projects, as the industry increases its focus on security and diversification of supply.

In the United States, OCTG prices have been increasing in response to higher demand and to offset higher raw material and logistic costs.

In the Middle East, the conflict continues to cause disruption to shipping through the strait of Hormuz. Drilling activity in Iraq, Kuwait and Qatar has been severely affected, while, in Saudi Arabia and the UAE, it has been largely maintained.

In the second half, we expect our sales and EBITDA to remain in line with the first half, despite sales continuing to be affected by lower shipments to the Middle East and higher raw material costs. There may be some upside if the shipping disruption at the strait of Hormuz ends before the end of the year. The third quarter will be additionally affected by seasonality and product mix effects, while the fourth quarter will benefit from higher prices and volumes in most regions.

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Results of Operations

Selected income statement data

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2026		2025
	%		%
Net sales	6,067,084	100.0	6,007,884	100.0
Cost of sales	(4,032,289)	(66.5)	(3,934,494)	(65.5)
Gross profit	2,034,795	33.5	2,073,390	34.5
Selling, general and administrative expenses	(950,698)	(15.7)	(940,698)	(15.7)
Other operating income	9,231	0.2	16,105	0.3
Other operating expenses	(15,462)	(0.3)	(16,150)	(0.3)
Operating income	1,077,866	17.8	1,132,647	18.9
Finance income	117,739	1.9	142,113	2.4
Finance cost	(23,570)	(0.4)	(21,457)	(0.4)
Other financial results, net	(11,662)	(0.2)	(53,735)	(0.9)
Income before equity in earnings of non-consolidated companies and income tax	1,160,373	19.1	1,199,568	20.0
Equity in earnings of non-consolidated companies	81,339	1.3	46,686	0.8
Income before income tax	1,241,712	20.5	1,246,254	20.7
Income tax	(185,419)	(3.1)	(186,684)	(3.1)
Income for the period	1,056,293	17.4	1,059,570	17.6

Attributable to:
Shareholders' equity	1,017,838	16.8	1,038,254	17.3
Non-controlling interests	38,455	0.6	21,316	0.4
	1,056,293		1,059,570

Selected consolidated financial position data

(all amounts in thousands of U.S. dollars, except number of shares)	June 30,	December 31,
	2026	2025
Current assets	9,022,874	9,072,882
Property, plant and equipment, net	6,147,589	6,205,082
Other non-current assets	5,140,866	4,794,349
Total assets	20,311,329	20,072,313

Current liabilities	2,217,846	2,346,394
Non-current borrowings	357	368
Deferred tax liabilities	395,239	442,248
Other non-current liabilities	479,224	454,235
Total liabilities	3,092,666	3,243,245

Capital and reserves attributable to the owners of the parent	16,962,791	16,599,191
Non-controlling interests	255,872	229,877
Equity	17,218,663	16,829,068
Total liabilities and equity	20,311,329	20,072,313
Number of shares outstanding	1,009,639,756	1,011,823,958

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Half-year report 2026 - Interim management report

Six-month period ended June 30, 2026, compared to six-month period ended June 30, 2025

Summary

Our sales in the first half of 2026 increased 1% compared to the first half of 2025 as volumes of tubular products shipped decreased 1% and tubes average selling prices increased 2% driven by price increases in North America while sales in the Others segment increased 3%. EBITDA in the first half of 2026 was negatively affected by the impact of tariff costs in the United States. Earnings per share increased 4% following the reduction of outstanding shares due to the share buyback.

Cash flow provided by operating activities amounted to $1.1 billion during the first half of 2026, net of an increase in working capital of $84 million. After capital expenditures of $236 million, our free cash flow amounted to $0.9 billion. Following a dividend payment of $606 million and share buybacks for $90 million in the semester, our net cash position amounted to $3.6 billion at the end of June 2026.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2026		2025		Increase / Decrease
Tubes	5,734	95%	5,686	95%	1%
Others	333	5%	322	5%	3%
Total	6,067	100%	6,008	100%	1%

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousand metric tons	For the six-month period ended June 30,
	2026	2025	Increase / Decrease
Seamless	1,553	1,578	(2%)
Welded	389	390	0%
Total	1,942	1,969	(1%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
Net sales	2026	2025	Increase / Decrease
- North America	2,945	2,648	11%
- South America	1,039	1,083	(4%)
- Europe	481	423	14%
- Asia Pacific, Middle East and Africa	1,269	1,532	(17%)
Total net sales	5,734	5,686	1%
Services performed on third party tubes ($ million)	199	211	(5%)
Operating income	1,010	1,068	(5%)
Operating income (% of sales)	17.6%	18.8%

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Half-year report 2026 - Interim management report

Net sales of tubular products and services increased 1% to $5,734 million in the first half of 2026, compared to $5,686 million in the first half of 2025 due to a 1% decrease in volumes and a 2% increase in average selling prices driven by price increases in North America. Average drilling activity in the first half of 2026 declined 3% in the United States and Canada and 2% internationally compared to the first half of 2025.

Operating results from tubular products and services amounted to a gain of $1,010 million in the first half of 2026 compared to a gain of $1,068 million in the first half of 2025. The decline in operating results is mainly due to the impact of tariff costs in the United States.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2026	2025	Increase / Decrease
Net sales	333	322	3%
Operating income	68	65	5%
Operating income (% of sales)	20.5%	20.2%

Net sales of other products and services increased 3% to $333 million in the first half of 2026, compared to $322 million in the first half of 2025. The increase is mainly due to additional sales of excess raw materials.

Operating results from other products and services amounted to a gain of $68 million in the first half of 2026, compared to a gain of $65 million in the first half of 2025. These results were primarily driven by our oilfield services business in Argentina and by sales of sucker rods, pipes for plumbing applications, and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $951 million in the first half of 2026 and $941 million in the first half of 2025 in both cases representing 15.7% of sales.

Other operating results amounted to a loss of $6 million in the first half of 2026, compared to a loss of $50 thousand in the first half of 2025. The six million loss is mainly due to the provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $83 million in the first half of 2026, compared to a gain of $67 million in the first half of 2025. Financial results of the semester are mainly attributable to a $94 million net finance income from the net return of our portfolio investments.

Equity in earnings of non-consolidated companies generated a gain of $81 million in the first half of 2026, compared to a gain of $47 million in the first half of 2025. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $185 million in the first half of 2026, compared to $187 million in the first half of 2025.

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Half-year report 2026 - Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2026	2025
Net cash provided by operating activities	1,135	1,494
Net cash used in investing activities	(417)	(351)
Net cash used in financing activities	(733)	(1,230)
Decrease in cash and cash equivalents	(15)	(87)

Cash and cash equivalents at the beginning of the period	572	661
Effect of exchange rate changes	(0)	(3)
Decrease in cash and cash equivalents	(15)	(87)
Cash and cash equivalents at period end (net of overdrafts)	557	571

Cash and cash equivalents at period end (net of overdrafts)	557	571
Bank overdrafts	0	1
Other current investments	2,226	2,483
Non-current investments	1,082	1,003
Current Borrowings	(302)	(320)
Non-current borrowings	(0)	(4)
Derivatives hedging borrowings and investments	1	(4)
Net cash	3,564	3,729

Net cash provided by operating activities during the first half of 2026 amounted to $1.1 billion (net of an increase in working capital of $84 million), compared to cash provided by operations of $1.5 billion (including a reduction in working capital of $250 million) in the first half of 2025.

Capital expenditures amounted to $236 million in the first half of 2026, compared to $309 million in the first half of 2025. Free cash flow amounted to $0.9 billion in the first half of 2026, compared to $1.2 billion in the first half of 2025.

Following a dividend payment of $606 million in May 2026 and share buybacks of $90 million during the first half of 2026, our net cash position amounted to $3.6 billion at the end of June 2026.

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Half-year report 2026 - Interim management report

Other Significant Events of the Period

Annual General Meeting of Shareholders

On May 12, 2026, the Company’s annual general meeting of shareholders approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, shareholders acknowledged the Company’s consolidated annual management report for the year ended December 31, 2025, which includes the following information and certifications required by applicable law: (i) consolidated financial and non-financial information (or sustainability statement) for the year ended December 31, 2025; (ii) related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2025, and on the annual accounts as at December 31, 2025; and (iii) external auditors' reports on such consolidated financial statements, annual accounts and non-financial information (or sustainability statement). The annual meeting also approved the consolidated financial statements as of and for the year ended December 31, 2025, and the annual accounts as of December 31, 2025.

The shareholders approved an annual dividend of US$0.89 per share (or US$1.78 per ADS), which represents an aggregate sum of approximately US$0.9 billion, and which includes the interim dividend of US$0.29 per share (US$0.58 per ADS), or approximately US$0.3 billion, paid in November 2025. Tenaris paid the balance of the annual dividend in the amount of US$0.60 per share entitled to dividends (or US$1.20 per ADS), in U.S. dollars, which represents approximately US$0.6 billion, on May 20, 2026; with a record date of May 19, 2026, and an ex-dividend date of May 18, 2026, for securities listed in Europe and Mexico and an ex-dividend of May 19, 2026 for securities listed in the United States.

The annual meeting resolved to reduce the number of directors to ten and to re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Germán Curá, Ms. Molly Montgomery, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the board of directors. All board members will hold office until the meeting that will be convened to decide on the 2026 annual accounts. In a subsequent meeting, the board of directors re-elected Mr. Paolo Rocca as chairman, Mr. Vogel and Mr. Curá as vice-chairmen, and Mr. Ayat, Mr. Serra Puche and Ms. Tiuba as audit committee members, with Ms. Tiuba continuing to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association. The board of directors also confirmed Mr. Gabriel Podskubka as Chief Executive Officer.

In addition, the annual general meeting approved the compensation payable to the members of the Board for the year ending December 31, 2026, and the Compensation Report for the year 2025. The shareholders appointed Forvis Mazars, Cabinet de révision agreé, as the Company’s statutory auditor for the fiscal year ending December 31, 2026, and approved their corresponding fees for audit and audit-related services.

Finally, the annual meeting renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors within the limit of the shareholders’ authorization.

Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders, held immediately after the annual general meeting, resolved to approve the cancellation of 62,355,174 ordinary shares held in treasury by the Company acquired throughout the third share buyback program, which ran from June 9, 2025 to March 3, 2026, and resolved to approve the corresponding reduction of the issued share capital. As a result, effective May 12, 2026, the share capital of the Company is reduced from US$1,071,994,930 (represented by 1,071,994,930 shares with a par value of US$1 per share) to US$1,009,639,756 (represented by 1,009,639,756 shares with a par value of US$1 per share). The extraordinary meeting also approved the corresponding amendment to article 5 of the articles of association to reflect the adopted resolutions.

Copies of the minutes of the annual general meeting and extraordinary general meeting of shareholders, and a copy of the amended articles of association can be downloaded from Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

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Half-year report 2026 - Interim management report

Tenaris's CEO succession

On May 6, 2026, the Company announced that its board of directors had appointed Mr. Gabriel Podskubka as Chief Executive Officer and that Mr. Paolo Rocca would continue to serve as chairman of the board, reflecting the culmination of a long-term leadership planning process.

Agreement for acquisition of Artrom Steel Tubes S.A.

On May 8, 2026, the Company announced that it had entered into a definitive agreement to acquire from GLGH Steel, LLC, a U.S.-based company, 100% of the share capital of Artrom Steel Tubes S.A. ("Artrom"), for an aggregate purchase price of EUR86 million, on a cash-free and debt-free basis, including a normalized level of working capital. Artrom is a Romanian manufacturer of steel and seamless steel pipes, with annual steelmaking capacity of approximately 450,000 metric tons at its facility in Reșița and seamless pipe rolling capacity of up to 200,000 metric tons at its Slatina facility. The transaction is subject to customary regulatory conditions, including clearance from the European Union competition authorities and Romanian government approvals, and closing is expected to occur during the fourth quarter of 2026. The acquisition is expected to expand Tenaris's industrial pipe product range and manufacturing footprint, strengthening its ability to serve customers in the European industrial segment.

Share Buyback Programs

In November 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, under which the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

In November 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued share capital as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

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Half-year report 2026 - Interim management report

In May 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), divided into two tranches. The first tranche of the program, which covered up to $600 million (excluding incidental transaction fees), ran from June 9, 2025, to (and including) September 30, 2025. Under the first tranche of the program, the Company repurchased 33,059,955 ordinary shares, representing 3.08% of the Company’s issued shares as measured at the beginning of the first tranche of the program, for a total consideration of approximately $584 million (excluding incidental transaction fees). The second tranche of the third share buyback program, which covered up to $600 million (excluding incidental transaction fees), ran from November 3, 2025, and was originally scheduled to end no later than April 30, 2026. Under the second tranche of the program, the Company repurchased 29,295,219 ordinary shares, representing 2.73% of the Company's issued shares as measured at the beginning of the second tranche of the program, for an aggregate consideration of approximately $583.6 million (excluding incidental transaction fees), thereby substantially completing its targeted repurchases.

On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program. In a context of high volatility in the market, allowing the second tranche of the program to continue as initially scheduled would, by application of the customary mechanics in the existing buyback agreement, have resulted in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to the Company’s annual earnings release on February 20, 2026, the Company exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement, and in March 2026, paid the incidental transaction fees.

All shares acquired by the Company under its share buyback programs, and held in treasury, were cancelled by extraordinary general meetings of shareholders and the issued share capital and legal reserve of the Company were reduced accordingly.

During the six-month period ended June 30, 2026, the Company purchased 2,184,202 shares, for approximately $89.6 million (including a negative performance amount of $47.1 million). During the six-month period ended June 30, 2025, the Company purchased 12,277,261 shares, for approximately $235 million under the second share buyback program and purchased 13,094,268 shares, for approximately $237 million under the third share buyback program.

There were no ordinary shares held in treasury by the Company as of June 30, 2026. As of June 30, 2025, the Company held in treasury the 13,094,268 ordinary shares repurchased under the third share buyback program.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section and note 23 "Share buyback programs" to our unaudited consolidated condensed interim financial statements included in this half-year report.

Changes in the Company's Board of Directors

In the meeting held on August 5, 2026, the Company’s Board of Directors has been informed that Mr. Jaime Serra Puche has resigned as a member of the Board and of its Audit Committee, for personal reasons, and that, due to other commitments, Mr. Germán Curá has resigned as Vice Chair responsible for overseeing Tenaris’s Sustainability Strategy but will continue to serve as a director.

Pursuant to the authority granted to the Board of Directors under Luxembourg law and the Company's articles of association, the Board has appointed Ms. Alicia Móndolo as a member of the Board until the Company’s next shareholders meeting and as Vice Chair responsible for overseeing the Company's Sustainability Strategy, Risk Management and Compliance, and Ms. Maria Novales-Flamarique as a member of the Audit Committee.

These changes will be effective upon the publication of the Company's unaudited financial statements for the second quarter of 2026. Following such changes, the Board of Directors will be composed of ten members, as follows: Mr. Paolo Rocca, Chairman; Mr. Guillermo Vogel, Vice Chair responsible for overseeing Financial Reporting and Investor Relations; Ms. Alicia Móndolo, Vice Chair responsible for overseeing Sustainability, Risk Management and Compliance; Ms. Monica Tiuba; Mr. Simon Ayat; Ms. Maria Novales-Flamarique; Mr. Gianfelice Rocca; Mr. Roberto Bonatti; Mr. Germán Curá; and Ms. Molly Montgomery. Each of Ms. Tiuba, Mr. Ayat, Ms. Novales-Flamarique and Ms. Montgomery qualify as independent directors.

The Audit Committee will be composed of Ms. Monica Tiuba, as Chair, Mr. Simon Ayat and Ms. Maria Novales-Flamarique.

17

Half-year report 2026 - Interim management report

Related Party Transactions

Tenaris is a party to several related party transactions which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin S.A., or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 22 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Half-year report 2026 - Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board and as adopted by the European Union included in this half-year report give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half-year report includes a fair review of the important events that have occurred during the six-month period ended June 30, 2026, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

s/ Gabriel Podskubka

Chief Executive Officer

Gabriel Podskubka

August 5, 2026

s/ Carlos Gómez Álzaga

Chief Financial Officer

Carlos Gómez Alzaga

August 5, 2026

19

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month period
ended June 30, 2026

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended June 30,		Six-month period ended June 30,
		2026	2025	2026	2025
	Notes	(Unaudited)		(Unaudited)
Net sales	3	2,966,626	3,085,672	6,067,084	6,007,884
Cost of sales	4	(1,981,966)	(2,013,639)	(4,032,289)	(3,934,494)
Gross profit		984,660	1,072,033	2,034,795	2,073,390
Selling, general and administrative expenses	5	(484,107)	(483,633)	(950,698)	(940,698)
Other operating income	6	2,791	4,317	9,231	16,105
Other operating expenses	6	(9,342)	(9,983)	(15,462)	(16,150)
Operating income		494,002	582,734	1,077,866	1,132,647
Finance income	7	52,970	63,669	117,739	142,113
Finance cost	7	(11,906)	(9,712)	(23,570)	(21,457)
Other financial results, net	7	(8,956)	(22,294)	(11,662)	(53,735)
Income before equity in earnings of non-consolidated companies and income tax		526,110	614,397	1,160,373	1,199,568
Equity in earnings of non-consolidated companies	8	47,963	32,651	81,339	46,686
Income before income tax		574,073	647,048	1,241,712	1,246,254
Income tax	9	(81,938)	(105,342)	(185,419)	(186,684)
Income for the period		492,135	541,706	1,056,293	1,059,570

Attributable to:
Shareholders' equity		477,137	531,323	1,017,838	1,038,254
Non-controlling interests		14,998	10,383	38,455	21,316
		492,135	541,706	1,056,293	1,059,570
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,009,640	1,068,721	1,009,956	1,072,974

Basic and diluted earnings per share (U.S. dollars per share)		0.47	0.50	1.01	0.97
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		0.95	0.99	2.02	1.94

(*) Number of outstanding shares as of June 30, 2026, and 2025, was 1,009,639,756 and 1,058,900,662, respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

21

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Income for the period	492,135	541,706	1,056,293	1,059,570
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(5,883)	90,003	(31,454)	134,752
Change in value of cash flow hedges and instruments at fair value	2,803	(17,069)	(19,024)	(37,664)
Income tax relating to components of other comprehensive income	(1,590)	5,782	25,553	21,805
From participation in non-consolidated companies:
- Currency translation adjustment	(43)	9,948	1,097	23,530
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	1,408	(434)	5,425	2,550
	(3,305)	88,230	(18,403)	144,973
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	615	380	615	367
Income tax on remeasurements of post-employment benefit obligations	(229)	129	(362)	129
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	(105)	128	(6)	26
	281	637	247	522
Other comprehensive (loss) income for the period	(3,024)	88,867	(18,156)	145,495
Total comprehensive income for the period	489,111	630,573	1,038,137	1,205,065

Attributable to:
Shareholders' equity	474,193	619,176	1,000,064	1,182,252
Non-controlling interests	14,918	11,397	38,073	22,813
	489,111	630,573	1,038,137	1,205,065

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

22

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At June 30, 2026		At December 31, 2025
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,147,589		6,205,082
Intangible assets, net	12	1,355,974		1,357,116
Right-of-use assets, net	13	147,129		144,557
Investments in non-consolidated companies	17	1,619,204		1,561,212
Other investments NC	14	1,089,080		758,085
Deferred tax assets		813,183		834,168
Receivables, net		116,296	11,288,455	139,211	10,999,431
Current assets
Inventories, net		3,716,159		3,602,058
Receivables and prepayments, net		168,406		268,798
Current tax assets		383,643		364,640
Contract assets		29,537		35,264
Trade receivables, net		1,927,777		1,920,840
Derivative financial instruments CA	15	14,570		1,875
Other investments C	14	2,225,725		2,306,760
Cash and cash equivalents	14	557,057	9,022,874	572,647	9,072,882
Total assets			20,311,329		20,072,313
EQUITY
Shareholders' equity			16,962,791		16,599,191
Non-controlling interests			255,872		229,877
Total equity			17,218,663		16,829,068
LIABILITIES
Non-current liabilities
Borrowings		357		368
Lease liabilities	13	98,226		94,903
Derivative financial instruments	15	-		207
Deferred tax liabilities		395,239		442,248
Other liabilities		321,569		310,707
Provisions		59,429	874,820	48,418	896,851
Current liabilities
Borrowings		301,534		305,354
Lease liabilities	13	46,833		48,346
Derivative financial instruments	15	5,363		14,123
Current tax liabilities		270,253		386,586
Other liabilities		443,284		377,088
Provisions		155,029		173,152
Customer advances		129,925		168,832
Trade payables		865,625	2,217,846	872,913	2,346,394
Total liabilities			3,092,666		3,243,245
Total equity and liabilities			20,311,329		20,072,313

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

23

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2025	1,071,995	(1,125,131)	107,199	(952,833)	(384,072)	17,882,033	16,599,191	229,877	16,829,068
Income for the period	-	-	-	-	-	1,017,838	1,017,838	38,455	1,056,293
Currency translation adjustment	-	-	-	(31,078)	-	-	(31,078)	(376)	(31,454)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	272	-	272	(19)	253
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	6,516	-	6,516	13	6,529
Other comprehensive income of non-consolidated companies	-	-	-	1,097	5,419	-	6,516	-	6,516
Other comprehensive (loss) income for the period	-	-	-	(29,981)	12,207	-	(17,774)	(382)	(18,156)
Total comprehensive income (loss) for the period	-	-	-	(29,981)	12,207	1,017,838	1,000,064	38,073	1,038,137
Repurchase of own shares (2)	-	(89,562)	-	-	-	-	(89,562)	-	(89,562)
Cancellation of own shares (3)	(62,355)	1,214,693	(6,235)	-	-	(1,146,103)	-	-	-
Changes in share buyback program liability	-	-	-	-	58,888	-	58,888	-	58,888
Distribution of dividends	-	-	-	-	-	(605,790)	(605,790)	(12,078)	(617,868)
Balance at June 30, 2026	1,009,640	-	100,964	(982,814)	(312,977)	17,147,978	16,962,791	255,872	17,218,663

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2026, there were 1,009,639,756 shares issued. All issued shares are fully paid.

(2) As of June 30, 2026, the Company held no treasury shares. For further information, see Note 23.

(3) On May 12, 2026, the extraordinary general meeting of shareholders approved the cancelation of 62,355,174 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

24

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the period	-	-	-	-	-	-	1,038,254	1,038,254	21,316	1,059,570
Currency translation adjustment	-	-	-	-	133,275	-	-	133,275	1,477	134,752
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	476	-	476	20	496
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(15,859)	-	(15,859)	-	(15,859)
Other comprehensive income of non-consolidated companies	-	-	-	-	23,530	2,576	-	26,106	-	26,106
Other comprehensive income (loss) for the period	-	-	-	-	156,805	(12,807)	-	143,998	1,497	145,495
Total comprehensive income (loss) for the period	-	-	-	-	156,805	(12,807)	1,038,254	1,182,252	22,813	1,205,065
Transfers of remeasurements of post-employment benefit obligations, net of taxes to retained earnings	-	-	-	-	-	(565)	565	-	-	-
Repurchase of own shares (2)	-	(471,678)	-	-	-	-	-	(471,678)	-	(471,678)
Cancellation of own shares (3)	(90,763)	1,590,585	(9,077)	(609,733)	-	-	(881,012)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	(119,972)	-	(119,972)	-	(119,972)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	(780)	(780)
Distribution of dividends	-	-	-	-	-	-	(600,317)	(600,317)	(31,494)	(631,811)
Balance at June 30, 2025	1,071,995	(236,744)	107,199	-	(953,998)	(704,330)	17,299,420	16,583,542	211,117	16,794,659

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2025, there were 1,071,994,930 shares issued. All issued shares are fully paid.

(2) As of June 30, 2025, the Company held 13,094,268 treasury shares, and there were 1,058,900,662 outstanding shares. For more information, see note 23.

(3) On May 6, 2025, the extraordinary general meeting of shareholders approved the cancelation of 90,762,598 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

25

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Six-month period ended June 30,
	Notes	2026	2025
		(Unaudited)
Cash flows from operating activities
Income for the period		1,056,293	1,059,570
Adjustments for:
Depreciation and amortization	11, 12 & 13	306,769	296,408
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	15,641	18,527
Income tax accruals less payments	21	(98,440)	(90,793)
Equity in earnings of non-consolidated companies	8	(81,339)	(46,686)
Interest accruals less payments/collections, net	21	17,083	(13,039)
Changes in provisions		(22,753)	(1,765)
Changes in working capital (*)	21	(83,720)	250,316
Others, including net foreign exchange		25,636	21,609
Net cash provided by operating activities		1,135,170	1,494,147

Cash flows from investing activities
Capital expenditures	11 & 12	(235,935)	(309,292)
Changes in advances to suppliers of property, plant and equipment		9,983	(5,853)
Cash decrease due to deconsolidation of subsidiaries (**)		-	(1,848)
Acquisition of subsidiaries, net of cash acquired (***)	24	(4,507)	-
Loan to joint ventures	17	-	(1,359)
Repayment of loan by joint ventures	17	68,788	-
Proceeds from disposal of property, plant and equipment and intangible assets		1,011	57,729
Dividends received from non-consolidated companies	17	29,863	41,348
Changes in investments in securities		(286,375)	(131,337)
Net cash used in investing activities		(417,172)	(350,612)

Cash flows from financing activities
Dividends paid	10	(605,790)	(600,317)
Dividends paid to non-controlling interest in subsidiaries		(1,232)	(27,264)
Acquisition of treasury shares	23	(89,562)	(473,932)
Payments of lease liabilities	13	(33,663)	(30,047)
Proceeds from borrowings		356,232	476,443
Repayments of borrowings		(359,034)	(574,956)
Net cash used in financing activities		(733,049)	(1,230,073)

Decrease in cash and cash equivalents		(15,051)	(86,538)

Movement in cash and cash equivalents
At the beginning of the period		572,444	660,798
Effect of exchange rate changes		(410)	(2,768)
Decrease in cash and cash equivalents		(15,051)	(86,538)
At June 30,		556,983	571,492

		At June 30,
Cash and cash equivalents		2026	2025
Cash and bank deposits		557,057	572,289
Bank overdrafts		(74)	(797)
		556,983	571,492

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $13.1 million for the six-month period ended June 30, 2026, and $(36.7) million for the six-month period ended June 30, 2025.

(**) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the six-month period ended June 30, 2026, mainly related to the acquisition of the oilfield division of AllTorque. For more information see note 24.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

26

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions on the distribution of profits
19	Tariffs on steel and other imports
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Share buyback programs
24	Business combinations
25	Agreement for acquisition of Artrom Steel Tubes S.A.
26	Middle East war
27	Events after the reporting period

27

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 5, 2026.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2025. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of long-lived assets; impairment of investments in associates; income taxes -including recoverability of deferred tax assets-; allowance for obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and fair value estimation of certain financial instruments. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 36 to our audited Consolidated Financial Statements for the year ended December 31, 2025.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2025.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2025, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

28

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2026 - (Unaudited)	Tubes	Other	Total
Management view - operating income	932	64	996
Difference in cost of sales			63
Differences in selling, general and administrative expenses			19
IFRS - operating income			1,078
Financial income (expense), net			82
Income before equity in earnings of non-consolidated companies and income tax			1,160
Equity in earnings of non-consolidated companies			81
Income before income tax			1,242
Net sales	5,734	333	6,067
Depreciation and amortization	296	11	307

Six-month period ended June 30, 2025 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,055	68	1,123
Difference in cost of sales			17
Differences in selling, general and administrative expenses			(5)
Differences in other operating income (expenses) and others			(2)
IFRS - operating income			1,133
Financial income (expense), net			67
Income before equity in earnings of non-consolidated companies and income tax			1,200
Equity in earnings of non-consolidated companies			47
Income before income tax			1,246
Net sales	5,686	322	6,008
Depreciation and amortization	287	9	296

There are no material differences between IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

Geographical information

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Net sales
North America	3,050,377	2,725,465
South America	1,205,114	1,255,208
Europe	528,440	473,972
Asia Pacific, Middle East and Africa	1,283,153	1,553,239
Total	6,067,084	6,007,884

Allocation of net sales to geographical information is based on the final destination of the products sold.

29

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Canada, Saudi Arabia, Mexico and United Arab Emirates.

The Company’s largest customer accounted for approximately 10% of revenues from third parties in the six-month period ended June 30, 2026, while no single customer accounted for more than 10% of revenues from third parties in the corresponding period of 2025. These revenues were attributable to the Company’s Tubes segment.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month periods ended June 30, 2026, and 2025, revenues related to governmental institutions represented approximately 23% and 26%, respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Six-month period ended June 30,
Revenues Tubes	2026	2025
	(Unaudited)
Oil & Gas	5,079	5,090
Oil & Gas processing plants	242	273
Industrial, Power & Others	413	323
Total	5,734	5,686

The table above includes revenues from services performed on third party tubes of $199.5 million and $210.8 million for the six-month periods ended June 30, 2026, and 2025, respectively.

4	Cost of sales

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Inventories at the beginning of the period	3,602,058	3,709,942
Changes in inventories due to business combinations (*)	471	-
Decrease in inventory due to deconsolidation of subsidiaries (**)	-	(43)
Plus: Charges of the period
Raw materials, energy, consumables and other	2,371,916	2,147,144
Services and fees	191,747	142,809
Labor cost	754,953	699,194
Depreciation of property, plant and equipment	235,690	227,573
Amortization of intangible assets	8,433	6,639
Depreciation of right-of-use assets	20,236	18,166
Maintenance expenses	205,490	180,139
Allowance for obsolescence	(14,759)	25,348
Taxes	262,678	131,956
Other	109,535	132,164
	4,146,390	3,711,089
Less: Inventories at the end of the period	(3,716,159)	(3,486,537)
	4,032,289	3,934,494

(*) For the six-month period ended June 30, 2026, related to the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

(**) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

30

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Services and fees	95,746	94,908
Labor cost	365,876	343,847
Depreciation of property, plant and equipment	12,706	12,528
Amortization of intangible assets	15,062	19,043
Depreciation of right-of-use assets	14,642	12,459
Freights and other selling expenses	319,416	332,417
Provisions for contingencies	24,162	5,952
Allowances for doubtful accounts	20	11,083
Taxes	57,975	61,753
Other	45,093	46,708
	950,698	940,698

6	Other operating income (expense), net

		Six-month period ended June 30,
		2026	2025
		(Unaudited)
(i)	Other operating income
	Results from sundry assets	3,994	4,700
	Net rents	1,906	2,136
	Allowance for doubtful receivables recovery	642	-
	Other income	2,689	9,269
		9,231	16,105
(ii)	Other operating expenses
	Contributions to welfare projects and non-profit organizations	(7,147)	(9,593)
	Allowance for doubtful receivables	-	(222)
	Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(8,315)	(6,335)
		(15,462)	(16,150)
	Other operating income and expenses, net	(6,231)	(45)

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: this item relates to the provision described in note 18, without reflecting any net foreign exchange result associated thereto.

31

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Interest income	114,394	129,757
Net result on changes in FV of financial assets at FVTPL	3,345	12,356
Finance income	117,739	142,113
Finance cost	(23,570)	(21,457)
Net foreign exchange transactions results	13,603	(30,984)
Net foreign exchange derivatives contracts results	(25,150)	(6,671)
Others	(115)	(16,080)
Other financial results, net	(11,662)	(53,735)
Net financial results	82,507	66,921

Interest income: For the six-month period ended June 30, 2026, includes $20.0 million of interest related to instruments carried at FVTPL and includes $37.0 million of interest related to instruments carried at FVTOCI.

For the six-month period ended June 30, 2025, includes $16.0 million of interest related to instruments carried at FVTPL and includes $47.4 million of interest related to instruments carried at FVTOCI.

Other: For the six-month period ended June 30, 2025, includes a loss of approximately $15.8 million related to fees paid in connection with a collection involving the Company’s Mexican subsidiary.

8	Equity in earnings of non-consolidated companies

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Earnings from non-consolidated companies	81,339	46,686
	81,339	46,686

Earnings from non-consolidated companies: These results are mainly derived from our investments in Ternium and Usiminas.

9	Income tax

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
Current tax	(212,097)	(221,455)
Deferred tax	26,678	34,771
	(185,419)	(186,684)

Tenaris is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. Tenaris applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

In the six-month periods ended June 30, 2026 and 2025, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $6.8 million and $11.3 million, respectively.

32

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

10	Dividend distribution

On May 12, 2026, the Company’s shareholders approved an annual dividend of $0.89 per outstanding share ($1.78 per ADS), which represents an aggregate sum of approximately US$0.9 billion, and which includes the interim dividend of $0.29 per outstanding share ($0.58 per ADS) paid on November 26, 2025. The remaining balance, amounting to $0.60 per outstanding share ($1.20 per ADS), which represents approximately $0.6 billion, was paid on May 20, 2026.

On May 6, 2025, the Company’s shareholders approved an annual dividend of $0.83 per outstanding share ($1.66 per ADS), which represented an aggregate sum of approximately US$0.9 billion, and which included the interim dividend of $0.27 per outstanding share ($0.54 per ADS) paid on November 20, 2024. The remaining balance, amounting to $0.56 per outstanding share ($1.12 per ADS), which represented approximately $0.6 billion, was paid on May 21, 2025.

11	Property, plant and equipment, net

	2026	2025
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,205,082	6,121,471
Currency translation adjustment	(18,361)	70,647
Changes due to business combinations (*)	395	-
Additions	215,692	279,044
Disposals / Consumptions (**)	(8,056)	(63,486)
Transfers / Reclassifications	1,233	1,053
Decrease due to deconsolidation (***)	-	(374)
Depreciation charge	(248,396)	(240,101)
At June 30,	6,147,589	6,168,254

(*) For the six-month period ended June 30, 2026, related to the acquisition of the oilfield division of AllTorque and the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

(**) For the six-month period ended June 30, 2025, includes the unwinding of certain land plots in Saudi Arabia.

(***) For the six-month period ended June 30, 2025, related to the deconsolidation of Amaja Tubular Services Limited.

The Company’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”), holds certain real estate assets, with a carrying value of $32.4 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 18 “Contingencies, commitments and restrictions on the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas” to these Consolidated Condensed Interim Financial Statements.

The Company’s Saudi Arabian subsidiary, Global Pipe Company (“GPC”), holds certain assets with a carrying value of $37.7 million that are pledged as security for current borrowings. Tenaris holds an indirect participation of 27.6% in GPC through its subsidiary, Saudi Steel Pipe Company (“SSPC”).

33

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

12	Intangible assets, net

	2026	2025
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,357,116	1,357,749
Currency translation adjustment	(286)	1,000
Changes due to business combinations (*)	3,642	-
Additions	20,243	30,248
Disposals	(13)	-
Transfers / Reclassifications	(1,233)	(1,053)
Amortization charge	(23,495)	(25,682)
At June 30,	1,355,974	1,362,262

(*) For the six-month period ended June 30, 2026, related to the acquisition of the oilfield division of AllTorque and the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2026	2025
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	144,557	148,868
Currency translation adjustment	(276)	1,090
Additions	39,497	33,419
Disposals	(1,771)	(5,555)
Depreciation charge	(34,878)	(30,625)
At June 30,	147,129	147,197

Right-of-use assets, net by underlying category

	At June 30,	At December 31,
	2026	2025
	(Unaudited)
Land and civil buildings	41,767	35,604
Industrial buildings, plant and production equipment	76,096	80,851
Vehicles, furniture and fixtures	26,819	26,633
Others	2,447	1,469
	147,129	144,557

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2026	2025
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	143,249	144,926
Translation differences	(1,031)	5,200
Additions	37,051	33,308
Cancellations	(1,648)	(5,844)
Repayments of lease liabilities including interests (*)	(35,806)	(32,616)
Interest accrued	3,244	3,113
At June 30,	145,059	148,087

(*) For the six-month period ended June 30, 2026, includes repayments of $33.7 million in capital and $2.1 million of interest. For the six-month period ended June 30, 2025, includes repayments of $30.0 million in capital and $2.6 million of interest.

34

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of June 30, 2026, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 32%, 45% and 23%, respectively.

As of December 31, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 34%, 41%, and 25%, respectively.

14	Cash and cash equivalents and other investments

	At June 30,	At December 31,
	2026	2025
Cash and cash equivalents	(Unaudited)
Cash at banks	266,589	142,476
Liquidity funds	135,732	258,919
Short-term investments	154,736	171,252
	557,057	572,647

Other investments - current
Bonds and other fixed income	1,173,638	1,069,393
Fixed income (time-deposit, zero coupon bonds, commercial papers)	713,088	827,476
Fund investments	338,999	409,891
	2,225,725	2,306,760
Other investments - non-current
Bonds and other fixed income	996,875	655,867
Fixed income (time-deposit, zero coupon bonds, commercial papers)	85,317	95,090
Others	6,888	7,128
	1,089,080	758,085

As of June 30, 2026, Other Investments – current includes financial assets subject to lending agreement with financial institutions for a total amount of $101.7 million. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within Finance income, as interest income.

15	Derivative financial instruments

	At June 30,	At December 31,
	2026	2025
	(Unaudited)
Derivatives hedging borrowings and investments	1,265	-
Other derivatives	13,305	1,875
Contracts with positive fair values	14,570	1,875

Derivatives hedging borrowings and investments	-	2,669
Other derivatives	5,363	11,661
Contracts with negative fair values	5,363	14,330

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

35

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2026, and December 31, 2025.

		Measurement Categories		At Fair Value
June 30, 2026 - (Unaudited)	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	557,057	421,325	135,732	135,732	—	—
Other investments	2,225,725	713,088	1,512,637	1,512,637	—	—
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	713,088	713,088	—	—	—	—
Bonds and other fixed income	1,173,638	—	1,173,638	1,173,638	—	—
Fund investments	338,999	—	338,999	338,999	—	—
Derivative financial instruments	14,570	—	14,570	—	14,570	—
Other Investments Non-current	1,089,080	85,317	1,003,763	996,875	—	6,888
Bonds and other fixed income	996,875	—	996,875	996,875	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	85,317	85,317	—	—	—	—
Other investments	6,888	—	6,888	—	—	6,888
Trade receivables	1,927,777	1,927,777	—	—	—	—
Receivables C and NC	314,237	68,619	—	—	—	—
Other receivables	68,619	68,619	—	—	—	—
Other receivables (non-financial)	245,618	—	—	—	—	—
Total		3,216,126	2,666,702	2,645,244	14,570	6,888
Liabilities
Borrowings C and NC	301,891	301,891	—	—	—	—
Trade payables	865,625	865,625	—	—	—	—
Other liabilities C and NC	764,853	16,459	—	—	—	—
Other liabilities	16,459	16,459	—	—	—	—
Other liabilities (non-financial)	748,394	—	—	—	—	—
Lease Liabilities C and NC	145,059	145,059	—	—	—	—
Derivative financial instruments	5,363	—	5,363	—	5,363	—
Total		1,329,034	5,363	—	5,363	—

		Measurement Categories		At Fair Value
December 31, 2025	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	572,647	313,728	258,919	258,919	—	—
Other investments	2,306,760	827,476	1,479,284	1,479,284	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	827,476	—	—	—	—
Bonds and other fixed income	1,069,393	—	1,069,393	1,069,393	—	—
Fund investments	409,891	—	409,891	409,891	—	—
Derivative financial instruments	1,875	—	1,875	—	1,875	—
Other Investments Non-current	758,085	95,090	662,995	655,867	—	7,128
Bonds and other fixed income	655,867	—	655,867	655,867	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	95,090	—	—	—	—
Other investments	7,128	—	7,128	—	—	7,128
Trade receivables	1,920,840	1,920,840	—	—	—	—
Receivables C and NC	443,273	190,124	—	—	—	—
Other receivables	190,124	190,124	—	—	—	—
Other receivables (non-financial)	253,149	—	—	—	—	—
Total		3,347,258	2,403,073	2,394,070	1,875	7,128
Liabilities
Borrowings C and NC	305,722	305,722	—	—	—	—
Trade payables	872,913	872,913	—	—	—	—
Other liabilities C and NC	687,795	6,227	58,888	—	—	58,888
Other liabilities (*)	65,115	6,227	58,888	—	—	58,888
Other liabilities (non-financial)	622,680	—	—	—	—	—
Lease liabilities C and NC	143,249	143,249	—	—	—	—
Derivative financial instruments	14,330	—	14,330	—	14,330	—
Total		1,328,111	73,218	—	14,330	58,888

(*) Includes liability related to the share buyback program.

Certain non-financial assets and liabilities were included in the above tables to allow reconciliation with the Consolidated Condensed Interim Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

36

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined by using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2025, main balances in this level included a liability related to the shares to be settled under the share buyback program which was concluded during the six-month period ended June 30, 2026. Unobservable inputs related to this balance consider assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buyback program itself. A reasonable change in the inputs used would have not affected the fair value of the liability materially.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 99.4% of its carrying amount including interests accrued as of June 30, 2026, as compared with 99.5% as of December 31, 2025. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 “Investments in non-consolidated companies” to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

	Six-month period ended June 30,
	2026	2025
	(Unaudited)
At the beginning of the period	1,561,212	1,543,657
Translation differences	1,097	23,530
Equity in earnings of non-consolidated companies	81,339	46,686
Dividends and distributions received	(29,863)	(41,348)
Increase in equity reserves and others	5,419	2,576
At the end of the period	1,619,204	1,575,101

Dividends and distributions received: During the six-month period ended June 30, 2026 and 2025, $29.9 million and $41.3 million were respectively collected. These dividends are derived from our investment in Ternium.

37

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

As of June 30, 2026, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.70 per ADS, giving Tenaris’s ownership stake a market value of approximately $980.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,416.6 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2026, the Company concluded that the carrying amount of its investment in Ternium did not exceed its recoverable value.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2026, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A., was BRL7.64 ($1.48) and BRL8.45 ($1.63), respectively, giving Tenaris’s ownership stake a market value of approximately $72.2 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $118.4 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2026, the Company concluded that the carrying amount of its investment in Usiminas did not exceed its recoverable value.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of June 30, 2026, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of June 30, 2026, the carrying value of Tenaris’s ownership stake in Techgen was approximately $80.0 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of June 30, 2026, Tenaris’s exposure under these agreements amounted to $31.6 million and $15.9 million, respectively.

On February 18, 2026, Techgen fully repaid the syndicated loan incurred in February 2019 with several banks to refinance indebtedness, resulting in the release or termination of the guarantees covering Techgen's obligations thereunder, including the Mexican security trust (covering shares, assets, accounts and contract rights), account pledges, direct agreements and the stand-by letters of credit issued for the account of Techgen’s sponsors covering debt service in proportion to their respective participations in Techgen.

38

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued any provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the Court of Appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

39

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through June 30, 2026, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL675.7 million (approximately $130.5 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Confab and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the special court of the SCJ rejected Confab and the other T/T Group entities' internal appeal. The Supreme Federal Tribunal has not yet ruled on the admissibility of the extraordinary appeal. The Company cannot predict the ultimate resolution on the matter.

▪	Veracel Celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL127.7 million (approximately $24.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL109.5 million (approximately $21.2 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. After an appeal against the first instance court decision, the court resolved in June 2022 that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On August 11, 2025, Confab filed an appeal with the SCJ against the ruling on the additional expert evidence, and on June 12, 2026, the challenged decision was upheld and the case records were sent to the Superior Court of Justice. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

▪	Petrobras-related proceedings and claims

40

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on the Company’s Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defence in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of June 30, 2026, the aggregate amount of these claims was estimated at BRL208.6 million (or approximately $40.3 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. Based on the advice of legal counsel, the Company cannot predict the outcome of these civil proceedings at this stage.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União”, or GCO), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse GCO decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the GCO’s allegations do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defence and contested the allegations. On September 12, 2025, Confab opened discussions with GCO towards seeking a resolution of the matter, and such discussions are ongoing. Based on the advice of legal counsel, the Company cannot predict the outcome of these administrative proceedings at this stage.

41

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. On February 26, 2026, the Federal Circuit issued an opinion reversing the finding of inequitable conduct by TCT, and reversing the lower court’s dismissal of Global Tubing’s antitrust claim.  As a practical matter, both issues will return to the lower court to eventually be resolved in a jury trial; a mediation in the case has been scheduled for August 28, 2026, and trial is scheduled to take place in April 2027. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. antidumping duties

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed the agency's determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) and for subsequent review periods until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping duty rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. The resulting gain (including interest) up to end of 2025 was recognized in the Consolidated Financial Statements for the year ended December 31, 2025. During March 2026, Tenaris collected these refunds. While the second review period (which ran from November 1, 2023, through October 31, 2024) was rescinded, the DOC has initiated its review of the third review period (which ran from November 1, 2024, through October 31, 2025) for imports from Argentina.

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. This lower rate (reduced from 44.93%) became the deposit rate for Tenaris’s imports from Mexico as from September 15, 2025. Both petitioners and Tenaris appealed this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing. On May 13, 2026, the DOC issued a preliminary determination for the second review period for imports from Mexico, assessing a preliminary antidumping duty rate of 1.62%. The final determination is expected to be issued between September and November 2026. The DOC has initiated its review of the third review period for imports from Mexico.

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

In an audit report issued by an audit team of the U.S. Customs and Border Protection (“CBP”), CBP concluded that Tenaris should have paid antidumping duties on imports of mechanical and other pipe, which CBP believes to be subject to the antidumping orders on OCTG from Argentina and Mexico. CBP’s audit report calculated loss of revenue to the United States of approximately $49.6 million for years 2022, 2023 and 2024. However, CBP also appears to indicate that its calculation will be adjusted to conform with any clarification of the scope of the relevant OCTG orders that the DOC may issue. Tenaris considers imports of mechanical and other pipe to be out of scope of the OCTG orders and, on January 30, 2026, filed a scope clarification request with the DOC, which accepted the request and initiated a scope inquiry. On July 16, 2026, the DOC issued a preliminary scope ruling indicating that none of the three categories of mechanical and other pipe imported by Tenaris are covered by the scope of the antidumping duty orders on OCTG from Argentina and Mexico. This preliminary determination supports Tenaris's position that its imports of mechanical and other pipe are out of scope of the OCTG orders and, if sustained in the DOC's final scope ruling, would be expected to negate the basis for CBP's calculated loss of revenue with respect to such imports during 2022, 2023 and 2024. The preliminary ruling may be challenged by domestic petitioners; DOC's deadline to issue a final scope ruling is December 2026. Based on the advice of counsel, and taking into account that this preliminary ruling is subject to further comment and final determination, Tenaris continues to believe that the loss contingency arising from the CBP report is neither probable nor capable of a reliable estimate at this time and, accordingly, no provision has been made with respect to such 2022, 2023 and 2024 imports.

42

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CBP separately instructed Tenaris to modify its treatment of imports effective January 2025 and forward so that imports of certain mechanical and other pipe would be considered to be subject to the antidumping orders on OCTG from Argentina and Mexico. As a result, unless CBP changes its stated position on its own initiative or after clarification by DOC, the entries on and after January 1, 2025, will require the payment of antidumping duty deposits, and the liquidation of these entries will remain suspended during the antidumping administrative review process. The DOC's preliminary scope ruling of July 16, 2026, favors Tenaris's position that such mechanical and other pipe is out of scope, and, if confirmed in the DOC's final scope decision, would be expected to support the elimination of this deposit requirement on future entries of mechanical and other pipe products at issue, and trigger the refund by CBP of deposits paid subject to CBP's instruction as from January 2025. However, pending a final and non-appealable scope determination, CBP has not modified its position, and Tenaris continues to pay such deposits, the amount of which is reflected in Tenaris’s costs.

▪	ENARSA claim relating to alleged price differences of PUI gas

On May 21, 2026, Siderca S.A.I.C. ("Siderca"), an Argentine subsidiary of the Company, was served with a lawsuit filed by Energía Argentina S.A. ("ENARSA") claiming alleged price differences with respect to gas supplied during the months of June, July and August 2013. ENARSA contends that the applicable price is USD7.50/MMBTU, while Siderca maintains that the correct price is USD2.68/MMBTU (the price at which Siderca paid the disputed invoices in June 2015), giving rise to a claimed balance in ENARSA's favor of approximately USD25.4 million as principal. The lawsuit also involves a dispute regarding the currency in which the potential credit should be denominated and the applicable exchange rate. On June 23, 2026, Siderca filed its answer to the complaint, raising a statute of limitations defense, res judicata based on a 2018 ENARGAS resolution that had set the applicable price at USD2.68/MMBTU, and defenses on the merits as to both the price and the exchange rate applied by ENARSA. If the pending proceedings were resolved entirely against Siderca, Siderca could be required to pay an aggregate amount, estimated as of June 30, 2026, of approximately $48.0 million, plus legal fees. The Company believes that, even in the event of an unfavorable outcome on this matter, the resulting loss would not be material.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2026, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $23.4 million.

▪	A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

43

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $16.2 million in case of early termination. The contract will be in effect until June 30, 2029.

▪	Certain subsidiaries of the Company are parties to contracts with Vestas Argentina for the maintenance of wind farms in Argentina. Such contracts foresee penalties for a maximum amount of $22.4 million in case of early termination.

▪	A U.S. subsidiary of the Company is a party to a framework supply agreement with Nucor Steel Memphis Inc. (“Nucor”) pursuant to which Nucor agrees to supply, and the subsidiary intends to purchase, up to a specified tonnage of steel bars per month, subject to a rolling three-month forecast provided by the subsidiary. The subsidiary has no obligation to purchase volumes outside the forecasted quantities. Prices are determined in accordance with a contractual pricing formula, subject to applicable surcharges and adjustments. The contract became effective in January 2026, with an original duration of 1 year.

▪	An Argentine subsidiary of the Company is party to two agreements for the acquisition of natural gas transportation services for its facilities. As of June 30, 2026, the aggregate commitments under these agreements amounted to approximately $178.9 million. The agreements expire in April 2027 and April 2062, with outstanding commitments of approximately $142.3 million and $36.6 million, respectively.

▪	A subsidiary of the Company has entered into an energy release mechanism, under which it has a contractual obligation to develop new renewable energy capacity, either directly or by transferring such obligation to third parties, within a defined timeframe. In the event of non-fulfilment, the Company is required to financially reimburse the benefit received in accordance with the contractual terms.

In addition, Tenaris (i) covered certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $3.6 billion as of June 30, 2026.

(iii)       Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2026, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 12, 2026, the extraordinary general meeting of shareholders approved the cancellation of 62,355,174 ordinary shares held in treasury by the Company repurchased during the third share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

44

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

19	Tariffs on steel and other imports

Effective March 12, 2025, the U.S. government introduced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These changes include the extension of a 25% tariff to all imported steel products through a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that previously exempted specific products and countries from the existing tariffs were discontinued.

On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%), and on June 16, 2025, the list of steel derivative products to which the tariffs apply was expanded. The list of steel derivative products was further expanded on August 18, 2025.

On August 2, 2025, the Canadian government applied Section 53 tariff rate quotas on imports of steel products, with tariffs of 50% (additional to normal duty rates) applying to imports of steel products in excess of established quotas. The tariff rate quotas were initially set at 100% of 2024 imports for the group of countries having a free trade agreement with Canada and 50% of 2024 imports for the group of countries without a free trade agreement with Canada. As members of the USMCA trade agreement, these tariffs do not apply to imports from Mexico and the United States, although separately Canada is applying a 25% tariff on imports of steel products from the United States as a retaliatory measure for the U.S. tariffs on steel products. On December 26, 2025, the Canadian government reduced the tariff rate quotas to 75% of 2024 imports for the group of countries having a free trade agreement with Canada and 20% of 2024 imports for the group of countries without a free trade agreement with Canada. In December 2025, the Canadian government provided an exemption from the tariff for steel bars imported by Tenaris for its seamless pipe operations in Sault Ste. Marie with retroactive effect.

On July 1, 2026, the EU introduced its New Trade Tool for imports of steel products, replacing its previous safeguard. The new measure reduced the volume allowed to enter without duties by 47% (18.3MM tons per year) and increased the tariff payable on imports above the quota to 50% from the previous 25%. The quota allocation is split between countries with EU free trade agreements (FTA) and all other countries, with separate quota components for each group. The annual quota for seamless pipes is 269 thousand tons with country-specific quotas for China, Ukraine, Brazil, Argentina and Singapore.

U.S., Canadian and EU tariffs on steel imports and other tariffs (including those arising under a reciprocal tariff regime implemented by the U.S. government effective August 1, 2025, or under the retaliatory measures enacted by other countries), are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by some countries that are deemed hostile acts or against the interests of other countries by the governments of such countries. As a result, a great degree of uncertainty remains in the market.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within specified deadlines, which vary depending on whether transactions involve related parties and on the timing of collection. Payments for imports of goods are allowed upon customs clearance, while payments for services are permitted either upon accrual (non-related parties) or after a 90-day deferral (related parties). Payments for capital goods imports follow a phased schedule.

▪	Access to the MULC to pay dividends is permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine companies to access the MULC.

45

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

As of June 30, 2026, Tenaris had a net short Argentine peso exposure of approximately $14.2 million. A further devaluation could result in losses related to deferred tax charges due to the deterioration of the tax value of fixed assets. Argentine subsidiaries represented approximately 13% of total equity and 17% of total sales, with peso-denominated assets and liabilities valued at the official exchange rate.

Despite recent easing measures, this context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

21	Cash flow disclosures

		Six-month period ended June 30,
		2026	2025
		(Unaudited)
(i)	Changes in working capital
	Inventories	(124,482)	266,685
	Receivables and prepayments, contract assets and current tax assets	5,146	(83,632)
	Trade receivables	(16,539)	52,994
	Other liabilities and current tax liabilities	92,839	83,782
	Customer advances	(38,586)	(70,595)
	Trade payables	(2,098)	1,082
		(83,720)	250,316
(ii)	Income tax accruals less payments
	Tax accrued	185,419	186,684
	Taxes paid	(283,859)	(277,477)
		(98,440)	(90,793)
(iii)	Interest accruals less payments/collections, net
	Interest accrued, net	(94,169)	(120,656)
	Interest received	123,826	121,668
	Interest paid	(12,574)	(14,051)
		17,083	(13,039)

22	Related party transactions

As of June 30, 2026:

▪	San Faustin, a Luxembourg société anonyme, owned 690,005,187 shares in the Company, representing 68.34% of the Company’s issued shares and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, controls San Faustin through the holding of voting shares sufficient in number to influence matters affecting or submitted to a vote of the shareholders of San Faustin S.A., including the election of directors and the approval of certain corporate transactions and other matters concerning San Faustin S.A.'s policies.

▪	No person or group of persons controls RP STAK.

46

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 19, 2025, the Company announced that San Faustin and Techint had filed with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to the Company’s ongoing share repurchase program discussed below, which caused San Faustin’s beneficial ownership interest in the Company to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint to sell a number of its ordinary shares of the Company, provided that Techint’s ownership stake in the Company should not fall below 67% of the Company’s total outstanding ordinary shares. The reporting persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The reporting persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of the Company’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

On December 17, 2025, the Company announced that San Faustin and Techint had filed with the SEC a new amendment to their Schedule 13D, reporting that, further to the previously-reported authorization, (i) between December 9, 2025 and December 12, 2025, Techint sold a total of 2,600,000 Tenaris ordinary shares pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025; and (ii) on December 12, 2025, Techint entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union for the sale of up to 21,000,000 ordinary shares of Tenaris during the period starting on December 15, 2025 and ending no later than May 19, 2026 (the “ASD Program”). San Faustin and Techint stated, among other things, that under the ASD Program the bank will make all trading decisions concerning the timing of the sales of Tenaris ordinary shares and all sales under the ASD Program will be conducted in European regulated stock markets, and that the ASD Program will be executed in compliance with applicable rules and regulations. San Faustin and Techint noted that, following completion of the ASD Program, they may from time to time, depending on market conditions and other factors, sell additional ordinary shares of the Company in accordance with the above-mentioned sales authorization.

Between December 9, 2025, and June 30, 2026, Techint sold 23,600,000 ordinary shares of Tenaris.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.09% of the Company’s share capital and voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS but does not have control. All other transactions and balances with related parties that are not non-consolidated companies are disclosed as “other related parties”.

The following transactions were carried out with related parties:

		Six-month period ended June 30,
		2026	2025
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	7,439	9,597
	Sales of goods to other related parties	46,794	40,771
	Sales of services and others to associated companies	2,581	2,170
	Sales of services and others to joint ventures	74	70
	Sales of services and others to other related parties	63,970	84,023
		120,858	136,631
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	45,481	97,151
	Purchases of goods to joint ventures	34,984	30,408
	Purchases of goods to other related parties	17,076	12,965
	Purchases of services and others to associated companies	9,608	8,161
	Purchases of services and others to other related parties	25,128	27,563
		132,277	176,248
	(c) Financial Results
	Income from joint ventures	1,054	2,964
		1,054	2,964
	(d) Dividends
	Dividends received from associated companies	29,863	41,348
	Dividends distributed to Techint Holdings S.àr.l.	414,003	399,619

47

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At June 30,	At December 31,
		2026	2025
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	3,985	4,641
	Receivables from joint ventures	14	69,447
	Receivables from other related parties	25,500	45,476
	Payables to associated companies	(20,075)	(22,214)
	Payables to joint ventures	(6,275)	(6,892)
	Payables to other related parties	(9,219)	(8,196)
		(6,070)	82,262
	(b) Financial debt
	Lease liabilities from associated companies	(657)	(857)
	Lease liabilities from other related parties	(3,050)	(1,589)
		(3,707)	(2,446)

In addition to the tables above, the Company issued certain guarantees in favor of Techgen; for further details, please see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

23	Share buyback programs

First share buyback program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

48

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third share buyback program

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, which renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the third share buyback program, the Company entered into a nondiscretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The third share buyback program was divided into two tranches. The first tranche of the program, which covered up to $600 million (excluding incidental transaction fees), ran from June 9, 2025, to (and including) September 30, 2025. Under the first tranche of the program, the Company repurchased 33,059,955 ordinary shares, representing 3.08% of the Company’s issued shares as measured at the beginning of the first tranche of the program, for a total consideration of approximately $584 million (excluding incidental transaction fees).

The second tranche of the third share buyback program, which covered up to $600 million (excluding incidental transaction fees), ran from November 3, 2025, and was originally scheduled to end no later than April 30, 2026. Under the second tranche of the program, the Company repurchased 29,295,219 ordinary shares, representing 2.73% of the Company's issued shares as measured at the beginning of the second tranche of the program, for an aggregate consideration of approximately $583.6 million (excluding incidental transaction fees), thereby substantially completing its targeted repurchases.

On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program. In a context of high volatility in the market, allowing the second tranche of the program to continue as initially scheduled would, by application of the customary mechanics in the existing buyback agreement, have resulted in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to the Company’s annual earnings release on February 20, 2026, the Company exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement, and in March 2026, paid the incidental transaction fees.

During the six-month period ended June 30, 2026, the Company purchased 2,184,202 shares, for approximately $89.6 million (including a negative performance amount of $47.1 million). During the six-month period ended June 30, 2025, the Company purchased 12,277,261 shares, for approximately $235 million (including a positive performance amount of $1.1 million) under the second share buyback program and purchased 13,094,268 shares, for approximately $237 million under the third share buyback program.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On May 12, 2026, the extraordinary shareholders meeting approved the cancellation of 62,355,174 ordinary shares held in treasury by the Company, which had been acquired during the third share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 12, 2026, the issued share capital of the Company was reduced from $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share) to $1,009,639,756 (represented by 1,009,639,756 shares with a par value of $1 per share). There were no ordinary shares held in treasury by the Company as of June 30, 2026.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the "Share Buyback Program Section".

24	Business combinations

Acquisition of a scrap processing business in Beaver Falls

On November 12, 2025, Tenaris completed the acquisition of a scrap processing business in Beaver Falls, Pennsylvania, for a purchase price of $17.5 million paid in cash. The fair value estimation of the assets acquired was finalized during the three-months period ended March 31, 2026, and amounted to approximately $15.7 million, which was allocated mainly to Property, Plant and Equipment. The purchase price allocation resulted in a goodwill of approximately $1.8 million. Tenaris consolidated the balances and results of operations of the acquired business as from November 12, 2025. The acquired business’s contribution to Tenaris’s revenues and results was non-material, and it was assigned to the Tubes segment. Acquisition-related costs for the year ended December 31, 2025, amounted to $0.2 million and were included in general and administrative expenses.

Acquisition of the oilfield division of AllTorque

In March 2026, Tenaris completed the acquisition of the oilfield division of AllTorque, a leading original equipment manufacturer of tubular running technology based in Red Deer, Alberta, Canada, for a purchase price of $4.7 million paid in cash. The preliminary fair value of the assets acquired, which amounted to approximately $1.5 million, was allocated to Property, Plant and Equipment. The preliminary purchase price allocation resulted in a goodwill of approximately $3.2 million. Tenaris consolidated the balances and results of operations of the acquired business as from March 25, 2026. Had the transaction been consummated on January 1, 2026, Tenaris’s unaudited pro forma net sales and net income would not have changed materially. Acquisition-related costs were not material and were included in general and administrative expenses.

25	Agreement for acquisition of Artrom Steel Tubes S.A.

On May 8, 2026, Tenaris entered into a definitive agreement to acquire from GLGH Steel, LLC, a U.S.-based company, 100% of the share capital of Artrom Steel Tubes S.A. ("Artrom"), for an aggregate purchase price of EUR86 million, on a cash-free and debt-free basis, including a normalized level of working capital. Artrom is a Romanian manufacturer of steel and seamless steel pipes, with annual steelmaking capacity of approximately 450,000 metric tons at its facility in Reșița and seamless pipe rolling capacity of up to 200,000 metric tons at its Slatina facility. The transaction is subject to customary regulatory conditions, including clearance from the European Union competition authorities and Romanian government approvals, and closing is expected to occur during the fourth quarter of 2026.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

26	Middle East war

In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict.

In early April 2026, a ceasefire between the United States and Iran came into effect, during which Iran allowed commercial shipping through the Strait of Hormuz, although traffic remained far below pre-war levels. On April 12, 2026, negotiations between the United States and Iran broke down and the U.S. government introduced a naval blockade of Iranian ports. For the following two months, the United States, Iran and Israel intermittently engaged in strikes and counterstrikes on selected targets while the strait of Hormuz remained largely closed to commercial shipping.

On June 14, 2026, the United States and Iran announced a preliminary agreement, or truce, to end the conflict and reopen the Strait of Hormuz, and the U.S. government lifted its naval blockade of Iranian ports, with a memorandum of understanding formally signed on June 17, 2026, and the blockade's removal confirmed by U.S. Central Command on June 18, 2026. Commercial shipping through the Strait resumed gradually over the following weeks, although traffic volumes, insurance costs and shipping risk remained elevated relative to pre-war levels. In early July 2026, the truce broke down as the U.S. government resumed airstrikes against Iranian military and oil-related targets, and Iran launched retaliatory strikes against U.S. forces in the region and against Bahrain, Kuwait, Qatar and Jordan. As of the date of these Consolidated Condensed Interim Financial Statements, hostilities are ongoing, and it is uncertain whether the truce or negotiations towards a final resolution will resume, or the ultimate scope, duration and impact of the conflict on regional operations, the global economy and global oil and LNG supplies.

Tenaris maintains significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt Tenaris's operations at these facilities, impair its ability to fulfill customer orders, increase the costs of transportation (including as a result of the need to arrange for alternative transportation both through alternative ports or by land and/or additional insurance costs), result in potential order cancellations, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to its regional mills.

The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia-Ukraine war. A sustained disruption to the Strait of Hormuz could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for Tenaris's products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain sourcing alternatives and increase compliance costs. Tenaris is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact they may have on its business or financial condition.

27	Events after the reporting period

Interim dividend payment

On August 5, 2026, the Company’s Board of Directors approved the payment of an interim dividend of $0.59 per outstanding share ($1.18 per ADS), or approximately $600 million, payable on November 25, 2026, with record date on November 24, 2026.

Carlos Gómez Álzaga
Chief Financial Officer

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Half-year report 2026 - Interim management report

EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charge +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charge/(reversal)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2026	2025
Income for the period	1,056,293	1,059,570
Income tax charge	185,419	186,684
Equity in earnings of non-consolidated companies	(81,339)	(46,686)
Financial Results	(82,507)	(66,921)
Depreciation and amortization	306,769	296,408
EBITDA	1,384,635	1,429,055

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2026	2025
Cash and cash equivalents	557,057	572,289
Other current investments	2,225,725	2,482,514
Non-current investments	1,082,192	1,002,523
Derivatives hedging borrowings and investments	1,265	(3,698)
Current borrowings	(301,534)	(319,919)
Non-current borrowings	(357)	(4,361)
Net cash / (debt)	3,564,348	3,729,348

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Half-year report 2026 - Interim management report

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

	Six-month period ended June 30,
	2026	2025
Net cash provided by operating activities	1,135,170	1,494,147
Capital expenditures	(235,935)	(309,292)
Free Cash Flow	899,235	1,184,855

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